Exhibit 12.1

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	Year Ended December 31,
	1998	1999	2000	2001	2002
Net loss applicable to common shareholders	(24,972)	(41,481)	(52,437)	(81,645)	(49,903)
Add: fixed charges	608	711	729	6,467	12,335

Earnings as defined	(24,364)	(40,770)	(51,708)	(75,178)	(37,568)

Fixed charges:
Interest expensed and capitalized	435	502	544	5,988	11,240
Estimated interest component of rent	173	209	185	479	1,095

Total fixed charges	608	711	729	6,467	12,335

Ratio of earnings to fixed charges	(1)	(1)	(1)	(1)	(1)

(1)	Earnings (as defined) for the period were insufficient to cover fixed charges by an amount equal to the net loss applicable to common shareholders for the period.